UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited
(Name of the Issuer)

Wanda Sports Group Company Limited	Wanda Sports & Media (Hong Kong) Holding Co. Limited
Wanda Culture Holding Co. Ltd.
(Names Person(s) Filing Statement)

Class A Ordinary Shares, no par value*
(Title of Class of Securities)

93368R 101**
(CUSIP Number of Class of Securities)

Wanda Sports Group Company Limited 9/F, Tower B, Wanda Plaza 93 Jianguo Road, Chaoyang District 100022, Beijing People’s Republic of China Telephone: +86-10-8558-8813	Wanda Sports & Media (Hong Kong) Holding Co. Limited Room 1903, 19/F, Lee Garden One 33 Hysan Avenue, Causeway Bay, Hong Kong Telephone: +86-10-8558-7385
Wanda Culture Holding Co. Limited Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong Telephone: +86-10-8558-7385
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500
Mark S. Bergman, Esq., Xiaoyu Greg Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Beijing 100020, China
Tel: +86‑10‑5828‑6300  Fax: +86-10-6530-9070/9080

This statement is filed in connection with (check the appropriate box):
☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☒	A tender offer.
☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee**
$105,800,577.8	$11,542.84

*
Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on The Nasdaq Stock Market LLC (Nasdaq Global Select Market).  Every two ADSs represent three Class A ordinary shares (the “Class A Ordinary Shares”).

**	This CUSIP number applies to the ADSs.
***
Estimated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per-share cash payment of $1.70 for 62,235,634 outstanding Class A Ordinary Shares (directly or in the form of ADSs) subject to the transaction (the “Transaction Valuation”).

****
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,542.84	Filing Party:	Wanda Sports & Media (Hong Kong) Holding Co. Limited, Wanda Culture Holding Co. Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	December 23, 2020

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This transaction statement on Schedule 13E-3 (this “Statement”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Wanda Sports Group Company Limited, a listed company incorporated in Hong Kong SAR, People’s Republic of China (the “Company”), with Class A Ordinary Shares (as defined below) (including Class A Ordinary Shares represented by ADSs, as defined below) that are the subject of the Rule 13e-3 transaction described below; (ii) Purchaser (as defined below); and (iii) Parent (as defined below).
This Statement relates to the cash tender offer by Wanda Sports & Media (Hong Kong) Holding Co. Limited, a limited liability company incorporated under the laws of Hong Kong SAR, People’s Republic of China (“Purchaser”), and a wholly-owned subsidiary of Wanda Culture Holding Co. Ltd., a limited liability company incorporated under the laws of Hong Kong SAR, People’s Republic of China (“Parent”), to purchase all the issued and outstanding class A ordinary shares of the Company, no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares (the “ADSs,” with every two ADSs represent three Class A ordinary shares), at a purchase price of $1.70 per Class A Ordinary Share or $2.55 per ADS, without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2020 (the “Offer to Purchase”), and in the related Share Letter of Transmittal and ADS Letter of Transmittal (as both defined in the Offer to Purchase), as each of them may be amended or supplemented from time to time.
The information contained in the Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser and Parent with the SEC on December 23, 2020 (as amended or supplemented from time to time, the “Schedule TO”) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 23, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”) is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Offer to Purchase, the Schedule TO and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase, the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Statement.
Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Statement concerning each Filing Person has been supplied by such Filing Person.
ITEM 1.	SUMMARY TERM SHEET.
Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a)          Name and Address
The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information – (a) Name and Address” is incorporated herein by reference.
(b)          Securities
The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information – (b) Securities” is incorporated herein by reference.

(c)          Trading Market and Price
The information set forth in the Offer to Purchase under the heading “The Offer – Section 6. Price Range of ADSs; Dividends” is incorporated herein by reference.
(d)          Dividends
The information set forth in the Offer to Purchase under the heading “The Offer – Section 6. Price Range of ADSs; Dividends” is incorporated herein by reference.
(e)          Prior Public Offerings
The Company conducted a public offering (the “IPO”) of 23,800,000 ADSs representing 35,700,000 Class A Ordinary Shares, at an initial offering price of US$8.00 per ADS, the registration statement for which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 26, 2019. The Company received proceeds of approximately US$179.4 million from the offering of new Class A Ordinary Shares after deducting underwriting commissions.
(f)          Prior Share Purchases
The information set forth in “Special Factors—Section 12. Potential Transactions and Arrangements Concerning the Class A Ordinary Shares” and “Schedule B – Security Ownership of Certain Beneficial Owners and Management” of the Offer to Purchase is incorporated herein by reference.
The following shares were issued to the Company’s affiliates following the IPO:

Name	Position	Security
Hengming Yang	Director	281,912 Class A Ordinary Shares
Honghui Liao	Director	509,340 Class A Ordinary Shares
Philippe Blatter	Director	110,175 Class A Ordinary Shares

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)          Name and Address
The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The Offer – Section 7. Certain Information Concerning the Company,” “The Offer – Section 8. Certain Information Concerning Purchaser” and “Schedule A. Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”
The Company is both a filing person and the subject company.
(b)-(c)    Business and Background of Entities; Business and Background of Natural Persons
The Company is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and Wanda Sports China, the Company has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. The Company’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person – (a) Name and Address,” “Item 2. Identity and Background of Filing Person – (b)-(c) Business and Background of the Company’s Directors and Executive Officers” and in “Annex A – Directors and Executive Officers” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference: “The Offer – Section 7. Certain Information Concerning the Company,” “The Offer – Section 8. Certain Information Concerning Purchaser” and “Schedule A. Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser.”
ITEM 4.	TERMS OF THE TRANSACTION.
(a)          Material Terms
 (1)      Tender Offers.
The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person – (d) Tender Offer and the Transaction” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 6. Effects of the Offer,” “The Offer – Section 1. Terms of the Offer,” “The Offer – Section 2. Acceptance for Payment and Payment for Shares,” “The Offer – Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer – Section 4. Withdrawal Rights” and “The Offer – Section 5. Certain United States Federal Income Tax Consequences” is incorporated herein by reference.
 (2)      Mergers or similar transactions.
The information set forth in the Schedule 14D-9 under the heading “Item 2. Identity and Background of Filing Person – (d) Tender Offer and the Transaction,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” and “Item 8. Additional Information – Shareholder Approval of the Share Consolidation” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions,” “Special Factors –Section 6. Effects of the Offer,” “Special Factors – Section 8. Summary of the Second Step Options,” “The Offer – Section 5. Certain United States Federal Income Tax Consequences,” “The Offer – Section 9. Appraisal Rights; Rule 13e-3 – Appraisal Rights” and “The Offer – Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c)          Different Terms
The information set forth in the Offer to Purchase under the “Special Factors – Section 1. Background,” “Special Factors - Section 8. Summary of the Second Step Options,” “Special Factors – Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions,” and “Special Factors – Section 12. Potential Transactions and Arrangements Concerning the Class A Ordinary Shares,” and in “Schedule B – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(d)          Appraisal Rights
The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information – Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “Special Factors – Section 9. Appraisal Rights; Rule 13e-3 – Appraisal Rights” and “Schedule C – Companies Ordinance” is incorporated herein by reference.
(e)          Provisions for Unaffiliated Security Holders
The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.
(f)          Eligibility for Listing or Trading
Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)          Transactions
The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the “Special Factors – Section 1. Background,” “Special Factors - Section 8. Summary of the Second Step Options,” “Special Factors – Section 10. Related Party Transactions,” “Special Factors – Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions,” “Special Factors – Section 12. Potential Transactions and Arrangements Concerning the Class A Ordinary Shares” and in “Schedule B – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b)-(c)    Significant Corporate Events; Negotiations or Contacts
The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors – Section 1. Background,” “Special Factors - Section 8. Summary of the Second Step Options” and in “Schedule B – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(e)          Agreements Involving the Subject Company’s Securities
The information set forth in the Schedule 14D-9 under the headings Item 2. Identity and Background of Filing Person – (d) Tender Offer and the Transaction” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors – Section 1. Background,” “Special Factors – Section 8. Summary of the Second Step Options,”  “Special Factors – Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions” and “Special Factors – Section 12. Potential Transactions and Arrangements Concerning the Class A Ordinary Shares” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b)          Use of Securities Acquired
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions,” “Special Factors – Section 6. Effects of the Offer” “Special Factors – Section 8. Summary of the Second Step Options” is incorporated herein by reference.
(c)(1)-(8) Plans
The information set forth in the Schedule 14D-9 under the heading “Item 7. Purposes of the Transaction and Plan or Proposals” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions,” “Special Factors – Section 6. Effects of the Offer,” “Special Factors – Section 8. Summary of the Second Step Options” and “The Offer – Section 12. Possible Effects of the Offer on the Market for ADSs; Nasdaq Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations”  is incorporated herein by reference.
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(a)          Purposes
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” and “Item 7. Purposes of the Transaction and Plan or Proposals” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions” is incorporated herein by reference.
(b)          Alternatives
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors – 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions” is incorporated herein by reference.
(c)          Reasons
The information set forth in the Schedule 14D-9 under the headings  “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors – Section 1. Background” and “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions” is incorporated herein by reference.
(d)          Effects
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and “Item 8. Additional Information” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors – Section 2. Purpose of and Reasons for the Offer; Plans for the Company after the Going Private Transactions,” “Special Factors – Section 3. Certain Financial Projections,” “Special Factors – Section 6. Effects of the Offer,” “Special Factors – Section 7. Conduct of the Company’s Business if the Offer Is Not Completed,” “Special Factors – Section 9. Appraisal Rights; Rule 13e-3 – Rule 13e-3,” “Special Factors – Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions,” “Special Factors – Section 12. Potential Transactions and Arrangements Concerning the Class A Ordinary Shares,” “The Offer – Section 5. Certain United States Federal Income Tax Consequences” and “The Offer – Section 12. Possible Effects of the Offer on the Market for ADSs; Nasdaq Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” is incorporated herein by reference.
ITEM 8.	FAIRNESS OF THE TRANSACTION.
(a)          Fairness
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 4. The Recommendation by the Independent Board Committee and the Board,” and “Special Factors – Section 5. Position of Purchaser Regarding Fairness of the Going Private Transactions” is incorporated herein by reference.
(b)          Factors Considered in Determining Fairness
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions,” “Item 4. The Solicitation or Recommendation – Opinion of the Independent Board Committee’s Financial Advisor,” “Item 4. The Solicitation or Recommendation – Certain Prospective Financial Information,” and in “Annex B – Opinion of the Independent Board Committee’s Financial Advisor” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 3. Certain Financial Projections,” “Special Factors – Section 4. The Recommendation by the Independent Board Committee and the Board,” and “Special Factors – Section 5. Position of Purchaser Regarding Fairness of the Going Private Transactions” is incorporated herein by reference.

(c)          Approval of Security Holders
The information set forth in the Schedule 14D-9 under the headings “Item 2. Identity and Background of Filing Person - Tender Offer and the Transaction” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” and “Item 8 Additional Information – Shareholder Approval of the Share Consolidation” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 5. Position of Purchaser Regarding Fairness of the Going Private Transactions,” “Special Factors – Section 6. Effects of the Offer,” “The Offer – Section 9. Appraisal Rights; Rule 13e-3 – Appraisal Rights,” and “The Offer – Section 13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(d)          Unaffiliated Representative
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions,” “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 1. Background,” “Special Factors – Section 4. The Recommendation by the Independent Board Committee and the Board,” “Special Factors – Section 5. Position of Purchaser Regarding Fairness of the Going Private Transactions,” and “The Offer – Section 7. Certain Information Concerning the Company” is incorporated herein by reference.
(e)          Approval of Directors
The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation – Recommendations of the Independent Board Committee and the Board of Directors,” “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors – Section 1. Background,” “Special Factors – Section 4. The Recommendation by the Independent Board Committee and the Board,” “Special Factors – Section 5. Position of Purchaser Regarding Fairness of the Going Private Transactions,” and “The Offer – Section 7. Certain Information Concerning the Company” is incorporated herein by reference.
(f)          Other Offers
Not applicable.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b)          Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal
The information set forth in the Schedule 14D-9 under the headings “Annex B – Opinion of the Independent Board Committee’s Financial Advisor” and under the headings “Item 4. The Solicitation or Recommendation – Background of the Offer and the Going Private Transactions,” “Item 4. The Solicitation

or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions,” “Item 4. The Solicitation or Recommendation – Certain Prospective Financial Information,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and the information set forth in Exhibit (c)(1) attached hereto is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors – Section 1. Background,” “Special Factors – Section 3. Certain Financial Projections” and “Special Factors – Section 5. Position of Purchaser Regarding Fairness of the Going Private Transactions” is incorporated herein by reference.
(c)          Availability of Documents
The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at  9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, People's Republic of China, during regular business hours, by any interested shareholder of the Company or a representative of such interested shareholder who has been so designated in writing by such interested shareholder and at the expense of the requesting security holder.
ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)          Source of Funds; Conditions
The information set forth in the Offer to Purchase under the headings “The Offer – Section 9. Source and Amount of Funds” is incorporated herein by reference.
(c)          Expenses
The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the heading “The Offer – Section 14. Fees and Expenses” is incorporated herein by reference.
(d)          Borrowed Funds
Not applicable.
ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)          Securities Ownership
The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings  “Schedule B – Security Ownership Of Certain Beneficial Owners and Management” is incorporated herein by reference.

Directors and Executive Officers	Class A Ordinary Shares Beneficially Owned
Maojun Zeng	N/A
Hengming Yang	*
Honghui Liao	*
Philippe Blatter	*
Yimin Gao	N/A
Edwin Fung	N/A
Kenneth Jarrett	N/A

* Less than 1% of the Company’s Class A Ordinary Shares.
(b)          Securities Transactions
The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with the Company’s Directors and Executive Officers” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Schedule B – Security Ownership Of Certain Beneficial Owners and Management” is incorporated herein by reference.
ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)          Intent to Tender or Vote in a Going-Private Transaction
The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation – Intent to Tender” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors – Section 11. Interests of the Company’s Directors and Executive Officers in the Going Private Transactions” is incorporated herein by reference.
(e)          Recommendations of Others
The information set forth in the Schedule 14D-9 under the headings  “Item 4. The Solicitation or Recommendation – Recommendations of the Independent Board Committee and the Board of Directors” and “Item 4. The Solicitation or Recommendation – Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Schedule B – Security Ownership Of Certain Beneficial Owners and Management” is incorporated herein by reference.
ITEM 13.	FINANCIAL STATEMENTS.

(a)          Financial Information
The consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2018 and December 31, 2019 are incorporated herein by reference to Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on May 22, 2020.

The information set forth in the Offer to Purchase under the heading “The Offer – Section 7. Certain Information Concerning the Company – Financial Information” is incorporated herein by reference.
(b)          Pro Forma Information
Not applicable.
ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OT USED.

(a)-(b)          Solicitations or Recommendations; Employees and Corporate Assets
The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “The Offer – Section 14. Fees and Expenses” with respect to the persons employed or retained by Parent is incorporated herein by reference.
ITEM 15.	ADDITIONAL INFORMATION.

(c)          Other Material Information
The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.
The information set forth in the Offer to Purchase under the headings “Special Factors – Section 3. Certain Financial Projections” is incorporated herein by reference.
ITEM 16.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated December 23, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(v)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(vi)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 23, 2020).

(a)(5)(i)	Press Release issued by Purchaser, dated September 30, 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C filed by Purchaser on September 30, 2020).

(a)(5)(ii)	Email to the Company’s personnel, dated September 30, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on September 30, 2020).

(b)	Not applicable.

(c)(1)	Opinion of Houlihan Lokey, dated December 22, 2020 (incorporated by reference to Annex B of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(2)
Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 4, 2020 (incorporated by reference to Exhibit (a)(5)(B) of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(3)
Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 22, 2020 (incorporated by reference to Exhibit (a)(5)(C) of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(4)
Wanda Sports Group Company Limited Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-232004) initially filed with the SEC on June 7, 2019, as amended).

(c)(5)
Annual Report of Wanda Sports Group Company Limited on Form 20-F for the fiscal year ended December 31, 2019 (incorporated by reference to the Company’s Annual Report on Form 20-F (File No. 001-38975) for the fiscal year ended December 31, 2019, filed on May 22, 2020).

(c)(6)	Financial Analyses of Deutsche Bank, dated September 3, 2020.

(c)(7)	Financial Analyses of Deutsche Bank, dated December 10, 2020.

(d)
Standstill Agreement dated December 22, 2020, between Purchaser and certain holders of American Depositary Shares (incorporated by reference to Exhibit (d) of Schedule TO filed by Parent and Purchaser on December 23, 2020).

(f)
Certain Extracts from the Companies Ordinance (incorporated by reference to Schedule C of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(g)	Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated December 23, 2020

WANDA SPORTS GROUP COMPANY LIMITED

By:	/s/ Edwin FUNG
Name: Edwin FUNG
Title: Member of the Independent Board Committee

WANDA CULTURE HOLDING CO. LTD.

By:	/s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

By:	/s/ Zhang Lin
Name: Zhang Lin
Title: Director

EXHIBIT INDEX
Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 23, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(v)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(vi)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 23, 2020).

(a)(5)(i)	Press Release issued by Purchaser, dated September 30, 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C filed by Purchaser on September 30, 2020).

(a)(5)(ii)	Email to the Company’s personnel, dated September 30, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on September 30, 2020).

(b)	Not applicable.

(c)(1)	Opinion of Houlihan Lokey, dated December 22, 2020 (incorporated by reference to Annex B of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(2)
Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 4, 2020 (incorporated by reference to Exhibit (a)(5)(B) of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(3)
Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 22, 2020 (incorporated by reference to Exhibit (a)(5)(C) of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2020).

(c)(4)
Wanda Sports Group Company Limited Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-232004) initially filed with the SEC on June 7, 2019, as amended).

(c)(5)
Annual Report of Wanda Sports Group Company Limited on Form 20-F for the fiscal year ended December 31, 2019 (incorporated by reference to the Company’s Annual Report on Form 20-F (File No. 001-38975) for the fiscal year ended December 31, 2019, filed on May 22, 2020).

(c)(6)	Financial Analyses of Deutsche Bank, dated September 3, 2020.

(c)(7)	Financial Analyses of Deutsche Bank, dated December 10, 2020.

(d)
Standstill Agreement dated December 22, 2020, between Purchaser and certain holders of American Depositary Shares (incorporated by reference to Exhibit (d) of Schedule TO filed by Parent and Purchaser on December 23, 2020).

(f)
Certain Extracts from the Companies Ordinance (incorporated by reference to Schedule C of the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(g)	Not applicable.